July 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Nudrat Salik
Daniel Gordon

Re:	FERRO CORPORATION
Form 10-K for the Year Ended December 31, 2019 Form 8-K
Filed March 2, 2020
File No. 1-00584

Ladies and Gentlemen:

Ferro Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 6, 2020 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and Form 8-K filed on March 2, 2020.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 8-K Filed March 2, 2020

Table 12, page 19

1.

We note your response to prior comment 3. Please revise to label the measure “adjusted free cash flow.” Please refer to Question 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

In future disclosures, we will label the measure “adjusted free cash flow”.

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216.875.5473.

Very truly yours,

/s/ Benjamin Schlater
Benjamin Schlater Chief Financial Officer